BuyRite Club Corp.

7076 Spyglass Avenue

Parkland, Florida

Tel: 954-599-3672

March 14, 2012

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington DC 20549

Re:	BuyRite Club Corp. Form 10-K for Fiscal Year Ended September 30, 2011 Filed December 20, 2011 File No. 333-154931

Dear Mr. Thompson:

Pursuant to your letter dated February 29, 2012, the following is our responses to your comments.

Item 9A. Controls and Procedures, page 14

1.

Please disclose the conclusions of your chief executive and chief financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the of the year based on the evaluation required by Exchange Act Rule 13a-15 or 15d-15. Please refer to Item 307 of Regulation S-K.

Response:

1.	We have revised our language to include said disclosure.

Changes in Internal Controls Over Financial Reporting, page 15

2.

Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred during the last fiscal quarter (rather than the period covered by the report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. Please revise.

Response:

2.	We have revised our disclosure for the appropriate period.

Signatures, page 20

3.

We note that the report has been duly signed on your behalf by your principal executive officer, principal financial officer and sole board member. Please revise to also include the second signature block of Form 10-K and include the signature of Judith Adelstein in her capacities as principal executive officer, principal financial and accounting officer and sole board member. Please refer to the signature blocks of Form 10-K and General Instruction D(2) of Form 10-K.

Response:

3.	We have revised the signature block with the appropriate individual’s capacities.

The undersigned registrant acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Judith Adelstein

Judith Adelstein, President